                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)(1)

                                  ORAVAX, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                  68554 R 10 7
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                                 (CUSIP Number)

                                 DR. JOHN BROWN
                                 CHIEF EXECUTIVE
                         PEPTIDE THERAPEUTICS GROUP PLC
                           PETERHOUSE TECHNOLOGY PARK,
                                100 FULBOURN ROAD
                        CAMBRIDGE CB1 9PT, UNITED KINGDOM
                               011-44-1223-275-300

                                 with a copy to:

                              MICHAEL LYTTON, ESQ.
                               PALMER & DODGE LLP
                                ONE BEACON STREET
                                BOSTON, MA 02110
                                 (617) 573-0100
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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                  MAY 11, 1999
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /__/

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)
-----------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 68554 R 10 7                  13D                   Page 2 of 7 pages


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1.   NAME OF REPORTING PERSON

          Peptide Therapeutics Group PLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)      /__/
                                                                  (b)      /__/

          Not Applicable
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

          WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2 (d) OR 2 (e)                              /__/

          Not Applicable
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          England and Wales
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Number of Shares Beneficially Owned By Each Reporting Person

                         7.   SOLE VOTING POWER

                                   100(1)
                              -------------------------------------------------

                         8.   SHARED VOTING POWER

                                   0(2)
                              -------------------------------------------------

                         9.   SOLE DISPOSITIVE POWER

                                   100(1)
                              -------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                                   0(2)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          100(1)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                      /__/
          Not Applicable
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100.00%
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14.  TYPE OF REPORTING PERSON

          CO
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(1)    See Items 3 and 4.

(2)    See Item 6.

CUSIP No. 68554 R 10 7                13D                     Page 3 of 7 pages


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1.   NAME OF REPORTING PERSON

          Orange Acquisition Corp.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /__/
                                                                      (b) /__/

          Not Applicable
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

          WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2 (d) OR 2 (e)                                                   /__/

          Not Applicable
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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Number of Shares Beneficially Owned By Each Reporting Person

                         7.   SOLE VOTING POWER

                                   0(1)
                              -------------------------------------------------

                         8.   SHARED VOTING POWER

                                   0(2)
                              -------------------------------------------------

                         9.   SOLE DISPOSITIVE POWER

                                   0(1)
                              -------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                                   0(2)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       /__/

          Not Applicable
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
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14.  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

CUSIP No. 68554 R 10 7                  13D                   Page 4 of 7 pages

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Original Statement") filed by Peptide Therapeutics Group PLC ("Peptide") and Orange Acquisition Corp. ("Orange Sub" and together with Peptide the "Purchaser") with the United States Securities and Exchange Commission on November 20, 1998, as amended and supplemented pursuant to Amendment No. 1 and Amendment No. 2 filed by Peptide and Orange Sub on January 11, 1999 and January 28, 1999, respectively. Except as set forth below, there are no changes to the information set forth in the Original Statement, as amended. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.

ITEM 2.   IDENTIFY AND BACKGROUND.

     Item 2 is amended by replacing the first paragraph thereof with the following paragraph:

(a) - (c) and (f) This Statement is being filed by Peptide Therapeutics Group plc, an English public limited company ("Peptide"), and its wholly-owned subsidiary, Orange Acquisition Corp., a Delaware corporation ("Orange Sub" and together with Peptide, the "Purchaser"). The principal executive offices of Peptide and Orange Sub are located at Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT, United Kingdom. Peptide is a biopharmaceutical company involved in the research and development of novel drugs and vaccines. Orange Sub was recently formed for the sole purpose of effecting the purchase of the Shares (as defined below).

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended by replacing the last two paragraphs thereof with the following paragraphs:

     On May 10, 1999 the Merger was approved by the shareholders of OraVax and Peptide. The Merger became effective on May 11, 1999. Pursuant to the Merger Agreement, a wholly-owned subsidiary of Peptide ("Merger Sub") was merged with and into OraVax at the effective time of the Merger. The surviving corporation in the Merger was OraVax, which will now operate as a wholly-owned subsidiary of Peptide. Pursuant to the Merger Agreement, all holders of OraVax Common Stock on the record date of March 11, 1999 received 0.50913 Peptide ordinary shares for each share of OraVax Common Stock. The Convertible Preferred Stock and Common Stock held by Purchaser was cancelled upon consummation of the Merger. The remaining holders of 5% of the outstanding Convertible Preferred Stock received a cash payment in the aggregate amount of $7,038.00. Each of the 100 shares of Common Stock of Merger Sub outstanding prior to the effective time of the Merger was converted into and became one outstanding share of Common Stock of OraVax.

     As a result of the Merger, the OraVax Common Stock will be deregistered pursuant to a Notice of Termination of Registration under Section 12(g) of the Securities Act of 1934 filed with the Securities and Exchange Commission on May 11, 1999.

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CUSIP No. 68554 R 10 7                  13D                   Page 5 of 7 pages

     Pursuant to the Overview Agreement, OraVax and PMC entered into additional license agreements at the effective time of the Merger, relating to the development of vaccines against JE, TBE and HEPC based upon OraVax technology. The additional license agreements grant PMC world wide exclusive rights to the JE and TBE vaccines and a fifty percent share in world wide exclusive rights to the HEPC vaccines. Under the terms of these license agreements, OraVax will develop the vaccines through completion of early stage clinical trials. PMC will address advanced development, manufacturing, sales, marketing and distribution of the vaccines. PMC and OraVax also modified the joint venture agreement to expand the joint venture to the development of vaccines against HEPC. Another agreement executed by PMC and OraVax allows PMC to defer an aggregate of $3 million in future milestone payments to OraVax relating to certain license agreements between PMC and OraVax. In addition, PMC made a $3 million equity investment in ordinary shares of Peptide pursuant to the Standstill Agreement. A copy of the Overview Agreement and Standstill Agreement was filed as Exhibit 5 and Exhibit 7, respectively, to Amendment No. 1 of Schedule 13D and incorporated herein by reference.

     The foregoing summary of the contents of the Merger Agreement, Amendment No. 1, Amendment No. 2, the Stock Purchase Agreement, the Standstill Agreement and the Overview Agreement is qualified in its entirety by reference to the exhibits hereto.

     Except as set forth in this Item 4, the Merger Agreement, Amendment No. 1, Amendment No. 2, the Stock Purchase Agreement, the Stockholder Voting Agreement (as described below), the Affiliate Letter (as described below), the Standstill Agreement (as described below) or the Overview Agreement, neither Peptide, Orange Sub or, to the best of Peptide's or Orange Sub's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is amended by replacing the last two paragraphs thereof with the following paragraphs:

     As required by the Merger Agreement, each director, executive officer and affiliate of OraVax executed and delivered to Peptide an Affiliate Letter before the effective time of the merger. The Affiliate Letter imposes certain restrictions on the sale of the Peptide ordinary shares received by such directors, executive officers and affiliates in exchange for their OraVax Common Stock.

     The foregoing summary of the contents of the Merger Agreement, Stockholder Voting Agreement, the Affiliate Letter and the Standstill Agreement is qualified in its entirety by reference to the exhibits hereto.

     Except as provided in the Merger Agreement, Amendment No. 1, Amendment
No. 2, the Stock Purchase Agreement, the Stockholder Voting Agreement, the Affiliate Letter, the Standstill Agreement or the Overview Agreement, or as set forth herein, neither Peptide, Orange Sub or, to

CUSIP No. 68554 R 10 7                  13D                   Page 6 of 7 pages

the best of Peptide's or Orange Sub's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of OraVax, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is amended by adding the following to the list of exhibits:

     Exhibit 8 - Form of Affiliate Letter between certain affiliates of OraVax,
                 Inc. and Peptide Therapeutics Group plc.

CUSIP No. 68554 R 10 7                  13D                   Page 7 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.



                                  May 11, 1999


                                  PEPTIDE THERAPEUTICS GROUP PLC


                                  By:    /s/ Gordon Cameron
                                      --------------------------------
                                      Gordon Cameron
                                      Finance Director


                                  ORANGE ACQUISITION CORP.


                                  By:    /s/ Gordon Cameron
                                      --------------------------------
                                      Gordon Cameron
                                      Treasurer